Exhibit 99.3

ZenaTech to Showcase Drone as a Service Growth and ZenaDrone Defense Solutions at Series of U.S. and Global Investor and Defense Events

Company to engage institutional investors, family offices, and military and public safety decision-makers across eight events over the next two months

Vancouver, British Columbia, (September 1, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that its leadership team will participate in a series of global investor events and U.S. defense tradeshows and conferences over the next two months. The company will be available to meet investors, highlighting business plan execution, including Drone as a Service business growth and defense sector progress. The company’s U.S.-based subsidiary ZenaDrone will also participate at an upcoming key event, building customer awareness and potential customer relationships among defense, government, and public safety buyers.

The HC Wainwright 28th Annual Global Investment Conference

Hosted by prominent investment bank H.C. Wainwright & Co., the conference connects public companies with institutional investors through one-on-one meetings, networking opportunities, keynote and company presentations. ZenaTech will present and engage in one-on-one meeting sessions.

Date: September 14 to 16, 2026     Location: New York City

The European Roadshow – Germany & United Kingdom

ZenaTech executives will particiapte in a series of organized investor meetings held across Germany and in the United Kingdom. ZenaTech will meet with major institutional investors through group events and targeted one-on-one sessions creating awareness of the company’s story while building relationships across the European market.

Date: September 28 to October 2, 2026     Location: Berlin, Munich, Frankfurt, Germany; London, United Kingdom

Stocktoberfest

An annual in-person investor conference hosted by the popular financial social media platform Stocktwits, Stocktoberfest connects public company executives with savvy retail investors, traders, influencers, and financial content creators through presentations, networking, and informal conversations rather than traditional panels. ZenaTech is participating as a sponsor and is an award-winning issuer on the StockTwits platform.

Date: October 5 to 7, 2026     Location: New York City

Global Markets Forum

Part of OTC Markets Group, this is a hybrid virtual and in-person investor conference hosted by Virtual Investor Conferences, connecting public and private companies in software, data, and emerging technologies with individual and institutional investors through live presentations and interactive Q&A. ZenaTech will be a presentor and engage in one-on-one meetings.

Date: October 7 to 8, 2026     Location: New York City and Virtual

AUSA - Association of the United States Army Annual Meeting and Exhibition

Over 44,000 attendees from 92 countries participate in this premier exposition and educational forum that connects government officials, and international delegations with defense industry companies through exhibits, panel discussions, and networking events. ZenaDrone will engage in prearranged meetings with government and defense agency decision-makers.

Date: October 12 to 14, 2026     Location: Washington, DC

Maxim Growth Summit 2026

An in-person investor conference hosted by financial services firm Maxim Group, the summit brings together public companies, institutional investors and Maxim's research analysts through one-on-one meetings, roundtable discussions, and keynote presentations. ZenaTech will participate in one-on-one investor meetings.

Date: October 13 to 14, 2026     Location: New York City

The Think Equity Conference

Hosted by renowned investment bank ThinkEquity, this in-person investor conference connects public company executives, institutional and accredited investors, investment bankers, and capital markets professionals across the emerging growth ecosystem. ZenaTech will engage in a presentation, one-on-one meetings and networking.

Date: October 15, 2026     Location: New York City

LD Micro 20th Annual Main Event Conference

Annual in-person investor conference hosted by LD Micro, a subsidiary of Freedom US Markets, the conference brings together senior executives from public and private companies and institutional and retail investors across various sectors and geographies. ZenaTech will deliver a company presentation and engage in one-on-one investor meetings, and networking. The company will also present to a Newport Beach investor group.

Date: October 19 to 21, 2026     Location: Los Angeles, CA

To attend a presentation, schedule a meeting, or request additional information, please contact ZenaTech at investors@zenatech.com or the event organizers.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua, for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.